UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

January 21, 2015
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On January 21, 2015, Raymond James Financial, Inc. (the "Company") issued a press release disclosing its results for the first fiscal quarter ended December 31, 2014. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Current Report, including any exhibits hereto, is being furnished and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing of the Company with the Securities and Exchange Commission, whether made before or after the date hereof, regardless of any general incorporation language in such filings (unless the Company specifically states that the information or exhibit in this particular report is incorporated by reference).

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release, dated January 21, 2015, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 21, 2015   By: /s/ Jeffrey P. Julien

Jeffrey P. Julien
Executive Vice President - Finance,
Chief Financial Officer and Treasurer

EXHIBIT 99.1

RAYMOND JAMES

January 21, 2015

FOR IMMEDIATE RELEASE
Media Contact: Steve Hollister, 727.567.2824
Investor Contact: Paul Shoukry, 727.567.5133
raymondjames.com/media

RAYMOND JAMES FINANCIAL REPORTS FISCAL 1ST QUARTER 2015 RESULTS

- **Net revenues of $1.25 billion and net income of $126.3 million, or $0.87 per diluted share**
- **Quarter-end records for client assets under administration of $483.0 billion, financial assets under management of $66.7 billion, and net loans of $11.8 billion**
- **Private Client Group financial advisors reach 6,336, an increase of 158 over last year's December and 71 over the preceding quarter**
- **Annualized return on equity of 12.0 percent**

ST. PETERSBURG, Fla - Raymond James Financial, Inc. (NYSE: RJF) today reported net revenues of $1.25 billion and net income of $126.3 million, or $0.87 per diluted share, for the fiscal first quarter ended December 31, 2014. Net revenues grew 6 percent over the prior year's fiscal first quarter but fell 3 percent compared to the preceding quarter, which benefited from record investment banking revenues. A seasonal slowdown in the December quarter is not unusual for our business. Pre-tax income of $202.9 million increased 13 percent over the prior year's fiscal first quarter, resulting in a pre-tax margin on net revenues for the quarter of 16.2 percent.

"Despite a challenging market environment for our Capital Markets segment, we generated satisfactory financial results this quarter," said CEO Paul Reilly. "More importantly, we continued to deliver on our long-term growth objectives, adding 71 financial advisors during the quarter while also achieving new quarterly records for client assets under administration, financial assets under management, and net loans."

Segment Results

Private Client Group

- **Net revenues of $845.2 million, up 8 percent compared to the prior year's fiscal first quarter but down 2 percent compared to the preceding quarter**
- **Pre-tax income of $92.7 million, a substantial 30 percent increase over the prior year's fiscal first quarter but down 7 percent compared to the preceding quarter**

Securities commissions and fees in the Private Client Group segment grew 7 percent compared to the prior year's fiscal first quarter but fell 3 percent compared to the preceding September quarter. The sequential decline in securities commissions and fees in the segment was mostly attributable to a one-time mutual fund commission adjustment. In addition, new issue sales credits declined due to lower equity underwriting activity. Meanwhile, the segment's client assets grew to $459.1 billion, which was driven by market appreciation and very strong financial advisor retention and recruiting results. Assets in fee-based accounts grew 4 percent over the preceding September to $173.9 billion, representing 37.9 percent of total client assets in the segment. Asset growth in fee-based accounts should provide a tailwind for the segment's revenues in the March quarter, as most of these accounts are billed based on asset balances at the beginning of each quarter.

"We are very pleased with the net addition of financial advisors during the quarter, which is a testament to our firm's ability to attract and retain advisors in all of our affiliation platforms," explained Reilly. "Additionally, average advisor productivity continues to improve as we remain focused on our culture while investing in technology and solutions to help them strengthen and expand their client relationships."

Capital Markets

- **Net revenues of $231.8 million, down 3 percent compared to the prior year's fiscal first quarter and down 11 percent from the preceding quarter, which benefited from record investment banking revenues**
- **Pre-tax income of $27.7 million, down 17 percent and 30 percent, respectively, compared to the prior year's fiscal first quarter and the preceding quarter**

Despite solid M&A revenues in the quarter of $47.4 million, total investment banking revenues were down compared to both the prior year's December quarter and the preceding September quarter, primarily due to a decline in both equity and fixed income underwriting revenues. The investment banking environment was particularly difficult in Canada, which was negatively impacted by the sharp decline in oil prices. Institutional equity commissions increased 7 percent compared to the prior year's December quarter and 10 percent compared to the preceding September quarter, as equity commissions benefited from increased market volatility and the annual release of the firm's Analysts' Best Picks® in the quarter. Similarly, fixed income commissions in the segment increased 12 percent compared to the preceding September quarter on increased volatility, although net trading profits declined.

"While investment banking is inherently a lumpy business, we are optimistic about our overall activity levels going forward, although we are cautious about the near-term impact of the energy sector," added Reilly.

Asset Management

- **Record net revenues of $99.6 million, up 4 percent compared to the prior year's fiscal first quarter and up 5 percent compared to the preceding quarter**
- **Record pre-tax income of $39.8 million, a substantial 25 percent increase over the prior year's fiscal first quarter and a 13 percent increase over the preceding quarter**
- **Record financial assets under management of $66.7 billion, up 10.2 percent over the year-ago December and up 3.3 percent from the preceding quarter**

Net revenues in the quarter were lifted by rising asset levels and $5.1 million in annual performance fees. The increase in assets under management was due to both positive net sales and market appreciation. The performance fee coupled with increased operating leverage fueled the segment's 40-percent pre-tax margin on net revenues in the quarter.

Raymond James Bank

- **Record net revenues of $100.5 million, significant increases of 23 percent and 8 percent over the prior year's fiscal first quarter and the preceding quarter, respectively**
- **Pre-tax income of $64.4 million, up 13 percent compared to the prior year's fiscal first quarter and essentially flat with the preceding quarter**
- **Record net loans of $11.8 billion, a 27 percent increase over the year-ago December and $846 million higher than the preceding September**

The Bank grew its loan portfolio 7.7 percent over the preceding quarter, which was driven by robust net loan production as well as the purchase of a $207 million residential mortgage portfolio that closed during the quarter. Despite improving credit metrics, the loan loss provision increased to $9.4 million primarily due to loan loss reserve additions resulting from the substantial net loan growth. The Bank's net interest margin was 3.04 percent in the quarter, the same as the net interest margin in the prior year's fiscal first quarter and a 2 basis point improvement compared to the preceding September quarter.

Other

Total revenues in the Other segment decreased $10.3 million compared to the prior year's fiscal first quarter, which included $10 million of gains on private equity investments and a $5.5 million gain associated with the redemption of certain auction rate securities.

"We are extremely enthusiastic about our record levels of client assets under administration, financial assets under management, and net loans, which are three of the primary drivers of our overall business," explained Reilly. "The recent spike in market volatility and heightened concerns related to global growth prospects reinforce the value of our conservative, long-term approach that focuses on serving our clients."

A conference call to discuss the results will take place tomorrow morning, Thursday, January 22, at 8:15 a.m. ET. For a listen only connection, please call: 877-666-1952 (conference code: 64910273), or visit raymondjames.com/analystcall for a live audio webcast. An audio replay of the call will be available until 5:00 p.m. ET on July 15, 2015, under the Investor Relations page of our website at www.raymondjames.com.

About Raymond James Financial, Inc.

Raymond James Financial, Inc. (NYSE: RJF) is a leading diversified financial services company providing private client group, capital markets, asset management, banking and other services to individuals, corporations and municipalities. Its three principal wholly owned broker-dealers, Raymond James & Associates, Raymond James Financial Services, and Raymond James Ltd., have approximately 6,300 financial advisors serving in excess of 2.6 million client accounts in more than 2,600 locations throughout the United States, Canada and overseas. Total client assets are approximately $483 billion. Public since 1983, the firm has been listed on the New York Stock Exchange since 1986 under the symbol RJF. Additional information is available at www.raymondjames.com.

Forward Looking Statements

Certain statements made in this press release and the associated conference call may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning future strategic objectives, business prospects, anticipated savings, financial results (including expenses, earnings, liquidity, cash flow and capital expenditures), industry or market conditions, demand for and pricing of our products, acquisitions and divestitures, anticipated results of litigation and regulatory developments or general economic conditions. In addition, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," "forecasts," and future or conditional verbs such as "will," "may," "could," "should," and "would," as well as any other statement that necessarily depends on future events, are intended to identify forward-looking statements. Forward-looking statements are not guarantees, and they involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements. We caution investors not to rely unduly on any forward-looking statements and urge you to carefully consider the risks described in our filings with the Securities and Exchange Commission from time to time, including our most recent Annual Report on Form 10-K, which is available on www.raymondjames.com and the SEC's website at www.sec.gov. We expressly disclaim any obligation to update any forward-looking statement in the event it later turns out to be inaccurate, whether as a result of new information, future events, or otherwise.

Raymond James Financial, Inc.

Summary results of operations

	Three months ended				
	December 31, 2014	December 31, 2013	% Change	September 30, 2014	% Change
	($ in thousands, except per share amounts)				
Total revenues	$ 1,279,844	$ 1,208,774	6 %	$ 1,310,778	(2)%
Net revenues	$ 1,252,460	$ 1,183,402	6 %	$ 1,285,091	(3)%
Pre-tax income	$ 202,908	$ 178,924	13 %	$ 212,414	(4)%
Net income	$ 126,296	$ 116,633	8 %	$ 136,366	(7)%
Earnings per common share:					
Basic	$ 0.89	$ 0.83	7 %	$ 0.97	(8)%
Diluted	$ 0.87	$ 0.81	7 %	$ 0.94	(7)%

Consolidated Statements of Income
(Unaudited)

	Three months ended				
	December 31, 2014	December 31, 2013	% Change	September 30, 2014	% Change
	($ in thousands, except per share amounts)				
Revenues:					
Securities commissions and fees	$ 834,009	$ 782,180	7 %	$ 840,165	(1)%
Investment banking	77,538	79,797	(3)%	115,019	(33)%
Investment advisory fees	98,761	93,414	6 %	91,772	8 %
Interest	132,109	117,093	13 %	126,009	5 %
Account and service fees	111,158	93,574	19 %	111,524	—
Net trading profit	8,881	18,151	(51)%	14,374	(38)%
Other	17,388	24,565	(29)%	11,915	46 %
Total revenues	1,279,844	1,208,774	6 %	1,310,778	(2)%
Interest expense	(27,384)	(25,372)	8 %	(25,687)	7 %
Net revenues	1,252,460	1,183,402	6 %	1,285,091	(3)%
Non-interest expenses:					
Compensation, commissions and benefits	841,450	804,945	5 %	869,893	(3)%
Communications and information processing	55,916	61,854	(10)%	57,996	(4)%
Occupancy and equipment costs	39,227	39,685	(1)%	41,344	(5)%
Clearance and floor brokerage	9,498	9,954	(5)%	10,710	(11)%
Business development	36,990	32,244	15 %	35,682	4 %
Investment sub-advisory fees	14,255	11,799	21 %	13,928	2 %
Bank loan loss provision	9,365	1,636	472 %	5,483	71 %
Other	47,110	42,473	11 %	44,851	5 %
Total non-interest expenses	1,053,811	1,004,590	5 %	1,079,887	(2)%
Income including noncontrolling interests and before provision for income taxes	198,649	178,812	11 %	205,204	(3)%
Provision for income taxes	76,612	62,291	23 %	76,048	1 %
Net income including noncontrolling interests	122,037	116,521	5 %	129,156	(6)%
Net loss attributable to noncontrolling interests	(4,259)	(112)	NM	(7,210)	41 %
Net income attributable to Raymond James Financial, Inc.	$ 126,296	$ 116,633	8 %	$ 136,366	(7)%
Net income per common share – basic	$ 0.89	$ 0.83	7 %	$ 0.97	(8)%
Net income per common share – diluted	$ 0.87	$ 0.81	7 %	$ 0.94	(7)%
Weighted-average common shares outstanding – basic	141,246	139,089		140,490	
Weighted-average common and common equivalent shares outstanding – diluted	145,282	142,597		144,521	

Raymond James Financial, Inc.
Segment Results
(Unaudited)

							Three months ended				
		December 31, 2014		December 31, 2013		% Change		September 30, 2014		% Change
						($ in thousands)				
Total revenues:											
Private Client Group	$	849,243	$	782,749 [1]		8 %	$	866,432 [1]		(2)%
Capital Markets		235,174		241,440 [1]		(3)%		264,261 [1]		(11)%
Asset Management		99,630		96,016		4 %		94,918		5 %
RJ Bank		102,956		83,873		23 %		95,547		8 %
Other [2]		9,766		20,089		(51)%		5,148		90 %
Intersegment eliminations		(16,925)		(15,393)				(15,528)		
Total revenues	$	**1,279,844**	$	**1,208,774**		**6 %**	$	**1,310,778**		**(2)%**
Net revenues:											
Private Client Group	$	845,215	$	780,222 [1]		8 %	$	864,286 [1]		(2)%
Capital Markets		231,802		238,089 [1]		(3)%		260,392 [1]		(11)%
Asset Management		99,624		96,013		4 %		94,913		5 %
RJ Bank		100,518		81,928		23 %		93,068		8 %
Other [2]		(9,612)		820		NM		(13,906)		31 %
Intersegment eliminations		(15,087)		(13,670)				(13,662)		
Total net revenues	$	**1,252,460**	$	**1,183,402**		**6 %**	$	**1,285,091**		**(3)%**
Pre-tax income (loss) (excluding noncontrolling interests):											
Private Client Group	$	92,744	$	71,510		30 %	$	100,180		(7)%
Capital Markets		27,653		33,445		(17)%		39,540		(30)%
Asset Management		39,796		31,836		25 %		35,280		13 %
RJ Bank		64,356		57,058		13 %		64,057		—
Other [2]		(21,641)		(14,925)		(45)%		(26,643)		19 %
Pre-tax income (excluding noncontrolling interests)	$	**202,908**	$	**178,924**		**13 %**	$	**212,414**		**(4)%**

(1) Certain prior period amounts have been reclassified to conform to the current period's presentation.

(2) The Other segment includes the results of our principal capital and private equity activities as well as various corporate overhead costs of RJF.

Raymond James Financial, Inc.
Selected key metrics (Unaudited)

Details of certain key revenue and expense components:

		Three months ended				
		December 31, 2014	December 31, 2013	% Change	September 30, 2014	% Change
		($ in thousands)				
Securities commissions and fees:						
PCG segment securities commissions and fees	$	706,684	$ 657,507	7 %	$ 725,791	(3)%
Capital Markets segment institutional sales commissions:						
Equity commissions		70,214	65,645	7 %	63,806	10 %
Fixed Income commissions		63,944	65,068	(2)%	57,246	12 %
All other segments		75	88	(15)%	58	29 %
Intersegment eliminations		(6,908)	(6,128)		(6,736)	
Total securities commissions and fees	$	834,009	$ 782,180	7 %	$ 840,165	(1)%
Investment banking revenues:						
Equity:						
Underwritings	$	18,165	$ 19,504 [1]	(7)%	$ 32,019	(43)%
Mergers & acquisitions and advisory fees		47,411	41,059	15 %	57,353	(17)%
Tax credit funds syndication fees		3,590	8,406 [1]	(57)%	9,244	(61)%
Fixed Income investment banking revenues		8,375	10,833	(23)%	16,407	(49)%
Other		(3)	(5)	40 %	(4)	25 %
Total investment banking revenues	$	77,538	$ 79,797	(3)%	$ 115,019	(33)%
Other revenues:						
Realized/unrealized gain attributable to private equity investments	$	5,200	$ 10,065	(48)%	$ 4,486	16 %
All other revenues		12,188	14,500 [2]	(16)%	7,429	64 %
Total other revenues	$	17,388	$ 24,565	(29)%	$ 11,915	46 %
Other expenses:						
Losses of real estate partnerships held by consolidated variable interest entities [3]	$	7,973	$ 8,922 [1]	(11)%	$ 7,524	6 %
All other expenses		39,137	33,551 [1]	17 %	37,327	5 %
Total other expenses	$	47,110	$ 42,473	11 %	$ 44,851	5 %
Net (loss) income attributable to noncontrolling interests:						
Private equity investments	$	2,689	$ 6,255	(57)%	$ (127)	NM
Consolidation of low-income housing tax credit funds		(8,688)	(10,975)	21 %	(8,371)	(4)%
Other		1,740	4,608	(62)%	1,288	35 %
Total net loss attributable to noncontrolling interests	$	(4,259)	$ (112)	NM	$ (7,210)	41 %

(1)   Certain prior period amounts have been reclassified to conform to the current period's presentation.

(2)   Total includes a $5.5 million realized gain on the December 2013 redemption by the issuer of Jefferson County, Alabama Sewer Revenue Refunding Warrants auction rate securities that resulted from the resolution of the Jefferson County, Alabama bankruptcy proceedings.

(3)   Nearly all of these losses are attributable to noncontrolling interests. After adjusting for the portion attributable to noncontrolling interests, RJF's share of these losses is insignificant in all periods presented.

Raymond James Financial, Inc.
Selected key metrics (Unaudited)

Selected key financial metrics:

		As of								
		December 31, 2014		September 30, 2014		June 30, 2014		March 31, 2014		December 31, 2013
Total assets	$	24.3 bil.	$	23.3 bil.	$	23.1 bil.	$	22.9 bil.	$	21.9 bil.
Shareholders' equity (attributable to RJF)	$	4,271 mil.	$	4,141 mil.	$	4,015 mil.	$	3,888 mil.	$	3,782 mil.
Book value per share	$	30.09	$	29.40	$	28.59	$	27.75	$	27.07
Tangible book value per share (a non-GAAP measure) [1]	$	27.71	$	26.98	$	26.15	$	25.28	$	24.57
Return on equity for the quarter (annualized)		12.0 %		13.4 %		12.4 %		10.9 %		12.5 %
Total capital (to risk-weighted assets)		20.9 % [2]		20.6 %		20.5 %		20.0 %		20.4 %
Tier I capital (to adjusted assets)		16.6 % [2]		16.4 %		15.8 %		15.8 %		15.2 %
Pre-tax margin on net revenues - quarter		16.2 %		16.5 %		15.8 %		14.0 %		15.1 %
Effective tax rate - quarter		37.8 %		35.8 %		35.8 %		36.8 %		34.8 %

Private Client Group financial advisors:

	As of				
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Raymond James & Associates	2,491	2,462	2,455	2,438	2,430
Raymond James Financial Services	3,379	3,329	3,320	3,288	3,279
Raymond James Limited	380	391	397	397	395
Raymond James Investment Services	86	83	79	79	74
Total advisors	6,336	6,265	6,251	6,202	6,178

Selected client asset metrics:

		As of								
		December 31, 2014		September 30, 2014		June 30, 2014		March 31, 2014		December 31, 2013
				($ in billions)						
Client assets under administration	$	483.0	$	475.0	$	479.0	$	458.1	$	446.5
Private Client Group assets under administration	$	459.1	$	450.6	$	454.1	$	434.0	$	422.9
Private Client Group assets in fee-based accounts	$	173.9	$	167.7	$	168.0	$	158.2	$	151.2
Financial assets under management	$	66.7	$	64.6	$	65.3	$	62.3	$	60.5
Secured client lending [3]	$	3.0	$	2.8	$	2.7	$	2.5	$	2.4

(1)   Tangible book value per share (a non-GAAP measure) is computed by dividing shareholders' equity, less goodwill and other intangible assets in the amount of $352 million, $354 million, $356 million, $358 million, and $360 million as of December 31, 2014, September 30, 2014, June 30, 2014, March 31, 2014 and December 31, 2013, respectively, which are net of their related deferred tax balance in the amounts of $14.6 million, $13.2 million, $12.8 million, $11.5 million, and $10.2 million as of December 31, 2014, September 30, 2014, June 30, 2014, March 31, 2014 and December 31, 2013, respectively, by the number of common shares outstanding. Management believes tangible book value per share is a measure that is useful to investors because it allows them to better assess the capital strength of the company.

(2)   Estimated.

(3)   Includes client margin balances held by our broker-dealer subsidiaries and securities based loans available through RJ Bank.

Raymond James Bank
Selected financial highlights (Unaudited)

Selected operating data:

		Three months ended				
	December 31, 2014	December 31, 2013	% Change	September 30, 2014	% Change
			($ in thousands)			
Net interest income	$ 96,722	$ 82,114	18%	$ 93,027	4%
Net revenues	$ 100,518	$ 81,928	23%	$ 93,068	8%
Bank loan loss provision	$ 9,365	$ 1,636	472%	$ 5,483	71%
Pre-tax income	$ 64,356	$ 57,058	13%	$ 64,057	—
Net recoveries	$ (120)	$ (291)	(59)%	$ (189)	(37)%
Net interest margin (% earning assets)	3.04%	3.04%	—	3.02%	1%

RJ Bank Balance Sheet data:

			As of		
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
			($ in thousands)		
Total assets [1]	$ 13,563,391	$ 12,547,902	$ 12,123,100	$ 11,798,723	$ 11,252,420
Total equity	$ 1,388,054	$ 1,310,098	$ 1,254,560	$ 1,202,229	$ 1,138,374
Total loans, net	$ 11,809,886	$ 10,964,299	$ 10,374,274	$ 10,028,101	$ 9,312,762
Total deposits [1]	$ 11,449,746	$ 10,537,672	$ 10,276,206	$ 10,442,179	$ 10,012,324
Available for Sale (AFS) securities, at fair value	$ 345,865	$ 361,554	$ 379,529	$ 424,394	$ 438,957
Net unrealized loss on AFS securities, before tax	$ (4,983)	$ (6,894)	$ (7,387)	$ (8,733)	$ (12,138)
Total capital (to risk-weighted assets)	12.6% [2]	12.5%	12.6%	12.5%	12.7%
Tier I capital (to adjusted assets)	10.9% [2]	10.7%	10.4%	10.4%	10.7%
Commercial and industrial loans [3]	$ 6,767,827	$ 6,422,347	$ 6,049,340	$ 5,917,009	$ 5,518,307
Commercial Real Estate (CRE) and CRE construction loans [3]	$ 1,714,153	$ 1,783,358	$ 1,683,831	$ 1,620,704	$ 1,446,684
Residential mortgage loans [3]	$ 1,971,778	$ 1,751,793	$ 1,751,310	$ 1,741,965	$ 1,765,321
Securities based loans [3]	$ 1,160,956	$ 1,023,702	$ 907,912	$ 772,926	$ 667,307
Tax-exempt loans [3]	$ 242,029	$ 122,218	$ 94,855	$ 30,370	$ —
Loans held for sale [3] [4]	$ 134,529	$ 42,012	$ 61,746	$ 109,622	$ 86,223

Credit metrics:

			As of		
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
			($ in thousands)		
Allowance for loan losses	$ 156,767	$ 147,574	$ 142,309	$ 137,940	$ 138,124
Allowance for loan losses (as % of loans)	1.33%	1.33%	1.36%	1.37%	1.46%
Nonperforming loans [5]	$ 76,153	$ 80,665	$ 90,485	$ 94,464	$ 97,623
Other real estate owned	$ 5,421	$ 5,380	$ 3,740	$ 2,968	$ 2,863
Total nonperforming assets	$ 81,574	$ 86,045	$ 94,225	$ 97,432	$ 100,486
Nonperforming assets (as % of total assets)	0.60%	0.69%	0.78%	0.83%	0.89%
Total criticized loans [6]	$ 178,053	$ 204,801	$ 247,296	$ 186,435	$ 310,704
1-4 family residential mortgage loans over 30 days past due (as a % 1-4 family residential loans)	1.91%	2.34%	2.49%	2.60%	2.81%

(the text of the footnotes in the above tables are on the following page)

Raymond James Bank
Selected financial highlights (Unaudited)
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The text of the footnotes to the tables on the previous page are as follows:

(1) Includes affiliate deposits.

(2) Estimated.

(3) Outstanding loan balances are shown gross of unearned income and deferred expenses.

(4) Primarily comprised of the guaranteed portions of Small Business Administration section 7(a) loans purchased from other financial institutions.

(5) Nonperforming loans includes 90+ days past due plus nonaccrual loans.

(6) Represents the loan balance for all loans in the Special Mention, Substandard, Doubtful and Loss classifications as utilized by the banking regulators. In accordance with its accounting policy, RJ Bank does not have any loan balances within the Loss classification as loans or a portion thereof, which are considered to be uncollectible, are charged-off prior to assignment to this classification.